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EXHIBIT 99.8

News Release

FALCONBRIDGE AND USW RATIFY FIVE-YEAR
COLLECTIVE AGREEMENT AT RAGLAN MINE

Toronto, Ontario, May 24, 2006 — Falconbridge Limited (TSX:FAL.LV) (NYSE:FAL) and the United Steelworkers (USW), Local 9449, announced today that employees at Raglan Mine have voted in favour of a new collective agreement. The prior collective agreement expired on April 30.

The new collective agreement expires April 30, 2011. Highlights include:

  •
  Wage increase of 2.2% each year of the collective agreement;

  •
  Productivity and Profit Sharing program improvements;

  •
  Signing bonus of Cdn$1,500 upon the execution of the collective agreement and an additional Cdn$375 in each remaining year of the collective agreement.

The Raglan Mine is located in Nunavik in Northern Quebec and employs approximately 500 people, with some 300 being members of Local 9449 of the USW.

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
 Dominique Dionne
Vice-president, Public Affairs
(514) 745-9370
dominique.dionne@falconbridge.com
www.falconbridge.com

or

United Steelworkers of America
 Marc Thibodeau
Local Representative
(819) 762-3001

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EXHIBIT 99.8
FALCONBRIDGE AND USW RATIFY FIVE-YEAR COLLECTIVE AGREEMENT AT RAGLAN MINE